N E W S   R E L E A S E

OzEmail Brings AFL Final Clash to Web

FOR MORE INFORMATION CONTACT:

Michael Ward - Sydney, Australia - (+612) 9433 2400

Sydney, Australia, September 23, 1998 - OzEmail Limited (NASDAQ: OZEMY, ASX:
OZM), the leading provider of comprehensive Internet services in Australasia, today announced that it has joined forces with the official AFL Web site, News Limited and Channel 7 to broadcast live and exclusive audio commentary of the 1998 AFL Grand Final over the Internet.

"We are delighted to be bringing the big clash between North Melbourne and the Adelaide Crows to Internet users and AFL fans around the globe," said David Spence, OzEmail President and Chief Operating Officer.

The live broadcast, hosted by Channel Seven's Bruce McAvaney, along with callers Sandy Roberts and Dennis Cornetti, with special comments by Tim Watson and Leigh Matthews, will be available to Internet users from 2.50pm EST on Saturday, 26 September, 1998 at http://www.sportswatch.com.au/ or http://www.afl.com.au/netcast/live.htm

"This live broadcast injects real interactivity and life into OzEmail's sports Web site, Total SportsWatch", said Mr Spence. "This footy event complements Total SportsWatch's real time sports news and reinforces OzEmail's commitment to providing value-added content to our customers."

The Chief Executive Officer of the Australian Football League, Mr Wayne Jackson, said today the AFL was delighted with the live broadcast of the Coca-Cola AFL Grand Final via the Official AFL Web site.

"It has always been our aim to provide a wealth of information and other features to Australian Football fans throughout the world, and with the expertise of the Seven Network and OzEmail we can offer supporters a service that is second to none, and which will bring them all the excitement of our biggest day," said Mr Jackson.

"The Internet is now recognised as a viable news source and big events like the AFL Grand Final prove the power and popularity of the Web," said Mr Spence. "The winners will be able to listen to the commentary over and over again with our archived version of the big game."

About Total SportsWatch

Total SportsWatch provides up to the minute results from around the world and locally using AAP near real-time news feeds, as well as in-depth features from the team at Total Sports Monthly. Total SportsWatch offers information on more than 50 sports.

About OzEmail

OzEmail is the leading provider of comprehensive Internet services in Australia. The Company's Internet services are designed to meet the different needs of its residential and enterprise customers ranging from low cost dial up to high performance, continuous access services integrating the Company's ISDN offering and consulting expertise.